November 6, 2007

VIA U.S. MAIL AND FAX (609)282-6093

Barbra E. Kocsis
Chief Financial Officer
ML Trend-Following Futures Fund L.P.
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, New Jersey 08534

Re: ML Trend-Following Futures Fund L.P
        File No. 000-28928
        Form 10-K for Fiscal Year Ended
        December 31, 2006
        Form 10-Q for the Quarterly Period Ended
        March 31, 2007
        Form 10-Q for the Quarterly Period Ended
        June 30, 2007

Dear Mrs. Kocsis:

        We have reviewed your response letter dated November 5, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Barbra E. Kocsis
Merrill Lynch Alternative Investments
November 6, 2007
Page 2

Financial Statements

1. Summary of Significant Accounting Policies, page 5

1.   We have considered your response to our prior comment. We are unclear how the
        disclosure provided in your response and your second quarter 10-Q for the period
        ended June 30, 2007, represent a disclosure of the Partnership's accounting
        policies with respect to investments in portfolio funds. Please enhance your
        disclosure of significant accounting policies to include a discussion detailing how
        the Partnership accounts for these investments and, if applicable the methodology
        used to calculate fair value.

        Please respond to the comment included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief